Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Lufax Holding Ltd

陆 金 所 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

CONTINUING CONNECTED TRANSACTION UNDER

THE 2025 SERVICES PURCHASING AGREEMENT; FURTHER

ANNOUNCEMENT IN RELATION TO CHANGE OF DIRECTORS

I.	CONTINUING CONNECTED TRANSACTION UNDER THE 2025 SERVICES PURCHASING AGREEMENT

Introduction

Reference is made to the announcement of the Company dated March 21, 2024 in relation to the continuing connected transactions contemplated under the 2024 Services Purchasing Agreement.

The Group has renewed the 2024 Services Purchasing Agreement by entering into the 2025 Services Purchasing Agreement with Ping An Insurance on May 8, 2025 for a term commencing from May 8, 2025 to December 31, 2025.

Listing Rules Implications

Ping An Insurance, through its subsidiaries holds approximately 66.85% of the issued share capital of the Company as at the date of this announcement based on public information available to the Company, and thus Ping An Insurance is a connected person of the Company for the purpose of the Listing Rules. Accordingly, the transactions contemplated under the 2025 Services Purchasing Agreement constitute continuing connected transactions of the Company pursuant to Chapter 14A of the Listing Rules.

As the highest applicable percentage ratio in respect of the annual cap for the 2025 Services Purchasing Agreement is more than 0.1% but less than 5%, the transactions contemplated thereunder are subject to reporting, announcement and annual review requirements but are exempt from the requirement of independent Shareholders’ approval under Chapter 14A of the Listing Rules.

II.	FURTHER ANNOUNCEMENT IN RELATION TO CHANGE OF DIRECTORS

Reference is made to the announcement of the Company dated April 23, 2025 (the “Announcement”), in relation to, among others, resignation of Directors.

Pursuant to Rule 13.51(2) of the Listing Rules, the Board would like to supplement reasons for the resignation of relevant directors, and all other information of the Announcement remains unchanged.

I.	CONTINUING CONNECTED TRANSACTION UNDER THE 2025 SERVICES PURCHASING AGREEMENT

Introduction

Reference is made to the announcement of the Company dated March 21, 2024 in relation to the continuing connected transactions contemplated under the 2024 Services Purchasing Agreement.

The Group has renewed the 2024 Services Purchasing Agreement by entering into the 2025 Services Purchasing Agreement with Ping An Insurance on May 8, 2025 for a term commencing from May 8, 2025 to December 31, 2025.

2025 Services Purchasing Agreement

Principal terms

Ping An Puhui Enterprises Management, being our wholly-owned subsidiary, entered into a services purchasing agreement with Ping An Insurance on May 8, 2025 (the “2025 Services Purchasing Agreement”), pursuant to which Ping An Insurance will provide certain services to Ping An Puhui Enterprises Management, including financial consulting services, administrative services, legal and risk management services, human resources consulting services and technology information services. The term of the 2025 Services Purchasing Agreement has commenced on May 8, 2025 and will end on December 31, 2025. The estimated annual service fees payable by us to Ping An Insurance under the 2025 Services Purchasing Agreement amount to RMB35.25 million (inclusive of the value added tax), subject to the actual services provided. 50%, 25% and 25% of the annual service fees will be payable by Ping An Puhui Enterprises Management to Ping An Insurance before June 30, 2025, September 30, 2025 and December 31, 2025, respectively.

Reasons for and benefits of the transaction

Since our establishment, we have been purchasing a variety of services from Ping An Insurance to satisfy our business and operational needs. Owing to the complementary and mutually beneficial business relationship, Ping An Insurance has acquired a comprehensive understanding of our business and operational requirements and established a solid foundation for mutual trust to foster our continuing cooperation. Based on our previous purchasing experience with Ping An Insurance, Ping An Insurance is capable of satisfying our business needs efficiently and reliably with a stable supply of high quality services and products, and entering into the 2025 Services Purchasing Agreement would minimize disruption to our operation without incurring unnecessary costs. In addition, it would be more cost-effective for the Company to outsource procedural and commoditized work to Ping An Insurance, instead of maintaining its own headcounts for processing such work.

Pricing policies

The service fees payable under the 2025 Services Purchasing Agreement are determined on a cost-plus basis, representing estimated costs plus a mark-up rate of approximately 5%. Such mark-up rate was determined with reference to the prevailing market rate charged by comparable companies for provision of similar services.

Historical amounts

The historical transaction amounts paid by Ping An Puhui Enterprises Management to Ping An Insurance in respect of the above purchase of services for each of the three years ended December 31, 2024 were RMB32.0 million, RMB36.9 million and RMB35.2 million, respectively.

Annual cap and basis of cap

The annual cap of the service fees payable by us under the 2025 Services Purchasing Agreement for the year ending December 31, 2025 is RMB35.25 million (inclusive of the value added tax). The annual cap is determined with reference to the service fees paid by Ping An Puhui Enterprises Management to Ping An Insurance for each of the three years ended December 31, 2024 and our expected demand for their products and services taking into account the expected development in our business and operational scale.

Information of the parties

The Group is principally engaged in the core retail credit and enablement business with borrowers and institutions in the PRC.

Ping An Puhui Enterprises Management, our wholly-owned subsidiary, was established in the PRC on July 7, 2015. It primarily engages in the provision of enterprise management service.

Ping An Insurance is a joint-stock limited company established in the PRC with limited liability, and its shares have been listed on the Main Board of the Stock Exchange (stock code: 2318) since 2004, and on the Shanghai Stock Exchange (stock code: 601318) since 2007. Ping An Insurance is a leading retail financial services group and its operations span across insurance, banking, asset management and technology businesses.

Opinion from the board

The Directors (including the independent non-executive Directors) are of the view that the terms of the 2025 Services Purchasing Agreement were determined after arm’s length negotiation, and the transactions contemplated thereunder (including the annual cap for the year ending December 31, 2025) are conducted in the ordinary and usual course of business of the Group and are on normal commercial terms, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Mr. Yonglin XIE (a non-executive Director, and an executive director, the president and co-CEO of Ping An Insurance), Ms. Xin FU (a non-executive Director, and the senior vice president and chief financial officer (financial director) of Ping An Insurance), and Mr. Shibang GUO (a non-executive Director, and the assistant president and the chief risk officer of Ping An Insurance), are deemed or may be perceived to have a material interest in the 2025 Services Purchasing Agreement, and as a result have abstained from voting on the relevant Board resolution to approve the 2025 Services Purchasing Agreement and the transactions contemplated thereunder. Saved and except for the aforesaid, none of the Directors has any material interest in the transactions contemplated under the 2025 Services Purchasing Agreement and was required to abstain from voting on the relevant Board resolution.

Listing rules implications

Ping An Insurance, through its subsidiaries, holds approximately 66.85% of the issued share capital of the Company as at the date of this announcement based on public information available to the Company, and thus Ping An Insurance is a connected person of the Company for the purpose of the Listing Rules. Accordingly, the transactions contemplated under the 2025 Services Purchasing Agreement constitute continuing connected transactions of the Company pursuant to Chapter 14A of the Listing Rules.

As the highest applicable percentage ratio in respect of the annual cap for the 2025 Services Purchasing Agreement is more than 0.1% but less than 5%, the transactions contemplated thereunder are subject to reporting, announcement and annual review requirements but are exempt from the requirement of independent Shareholders’ approval under Chapter 14A of the Listing Rules.

II.	FURTHER ANNOUNCEMENT IN RELATION TO CHANGE OF DIRECTORS

Reference is made to the announcement of the Company dated April 23, 2025 (the “Announcement”), in relation to, among others, resignation of Directors.

As disclosed in the Announcement, on April 23, 2025, (i) Mr. Alston Peiqing ZHU (“Mr. ZHU”) tendered his resignation as the CFO, executive Director and an Authorized Representative of the Company, effective on April 23, 2025; and (ii) Mr. Hui LIU (“Mr. LIU”) tendered his resignation as a non-executive Director, effective on the same date.

Pursuant to Rule 13.51(2) of the Listing Rules, the Board would like to supplement that (i) Mr. ZHU cited personal work arrangement in his resignation letter to the Company as the reason for resigning his positions as the Company’s CFO, executive Director and Authorized Representative; and (ii) Mr. LIU cited personal work arrangement in his resignation letter to the Company as the reason for resigning his position as the Company’s non-executive Director.

Save as disclosed above, all other information of the Announcement remains unchanged.

III.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings.

“Authorized Representative”	an authorized representative of the Company under Rule 3.05 of the Listing Rules

“Board”	the board of Directors of the Company

“Company”	Lufax Holding Ltd (陆金所控股有限公司), a company with limited liability incorporated in the Cayman Islands and listed on the NYSE (NYSE ticker: LU) and the Stock Exchange (stock code: 6623)

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Director(s)”	the director(s) of the Company

“Group”	the Company, its subsidiaries and consolidated affiliated entities

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Ping An Insurance”

Ping An Insurance (Group) Company of China, Ltd. (中國平安保險(集團)股份有限公司), a company established as a joint stock company under the laws of PRC listed on the Shanghai Stock Exchange (stock code: 601318) and the Hong Kong Stock Exchange (stock code: 2318 (HKD counter) and 82318 (RMB counter))

“Ping An Puhui Enterprises Management”	Ping An Puhui Enterprises Management Co., Ltd. (平安普惠企業管理有限公司), a company established in the PRC on July 7, 2015 and our wholly-owned subsidiary

“PRC” or “China”	the People’s Republic of China and, for the purpose of this announcement only, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“RMB”	Renminbi, the lawful currency of the PRC

“Share(s)”	the ordinary shares of the Company with a par value US$0.00001 per share

“Shareholder(s)”	the holder(s) of the Shares

“subsidiaries”	has the meaning as ascribed to it under the Listing Rules

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“2024 Services Purchasing Agreement”	the services purchasing agreement entered into by Ping An Puhui Enterprises Management and Ping An Insurance on March 21, 2024

“2025 Services Purchasing Agreement”	the services purchasing agreement entered into by Ping An Puhui Enterprises Management and Ping An Insurance on May 8, 2025

“%”	per cent

By order of the Board
Lufax Holding Ltd
Dicky Peter YIP
Chairman of the Board

Hong Kong, May 9, 2025

As of the date of this announcement, the Board comprises Mr. Yong Suk CHO and Mr. Tongzhuan XI as the executive Directors, Mr. Yonglin XIE, Ms. Xin FU and Mr. Shibang GUO as the non-executive Directors, and Mr. Dicky Peter YIP, Mr. Rusheng YANG, Mr. Weidong LI and Mr. David Xianglin LI as the independent non-executive Directors.